SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    (Amendment No. 2)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D
Page 4 of 33


                                       SCHEDULE 13D
Page 2 of 33


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  21,959,490

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  21,959,490

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  21,959,490

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  63.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  21,959,585

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  21,959,585

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  21,959,585

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  63.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
         TO ITEMS 2(d)          or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  21,959,585

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  21,959,585

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  21,959,585

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  63.4%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 9, 1999 and amends and supplements the
Schedule 13D dated April 7, 1999, as amended on April 9, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         On November 5, 1999, Elliott, Westgate and Alexander Finance, L.P. ("Alexander") (an entity unrelated to Elliott, Westgate and Martley) entered into a letter agreement with the Issuer (the "Investment Agreement") pursuant to which Elliott, Westgate and Alexander have invested, in the aggregate, an additional $1,000,000 in the Issuer in exchange for convertible secured promissory notes and warrants exercisable for shares of Common Stock. In addition, in consideration of the new investment, (i) certain adjustments have been made to the strike and conversion prices of the Issuer's warrants and notes currently held by Elliott, Westgate and Alexander, and (ii) Elliott, Westgate and Alexander have been given the right to make future investments in the Issuer until August 5, 2000, under the same terms as described above.

         Furthermore, the Investment Agreement requires that following the execution thereof, the Issuer will reconstitute its Board of Directors (the "Board") such that Robert Mitchum will leave the Board and Mark Brodsky, Samuel Perlman and George Calhoun will be added to the Board. Messrs. Brodsky and Perlman are employees of an entity under common control with Elliott and Westgate, and Mr. Calhoun was previously retained by Elliott to consult with Elliott and Westgate regarding the telecommunications industry, including their investments in the Issuer. Pursuant to this provision, on November 8, 1999, Messrs. Brodsky, Perlman and Calhoun were elected to the Board and Mr. Mitchum resigned from the Board.

         In addition, Elliott, Westgate and Alexander have the collective right under the Investment Agreement to have their new and existing notes redeemed by the Issuer under certain circumstances if persons designated by them (for up to two-thirds of the Board) are not placed on the Board.

         Under the Investment Agreement, the Issuer is required to amend its charter to increase its authorized capital to cover the additional shares of Common Stock issuable as a result of the Investment Agreement.

         Pursuant to a Security Agreement dated as of November 5, 1999 entered into by the Issuer, Elliott, Westgate and Alexander in connection with the Investment Agreement, both the new notes issued to Elliott, Westgate and Alexander under the Investment Agreement and the existing notes of the Issuer already held by Elliott, Westgate and Alexander are secured by a lien on the Issuer's assets.

         Separately, the Issuer, Elliott, Westgate and Alexander have agreed to modify covenants in the Issuer's existing notes that are held by Elliott, Westgate and Alexander, including, without limitation, covenants regarding the Issuer's future operating income and its incurrence of future indebtedness.

         Elliott, Westgate and Martley each expressly disclaims the existence of a group with Alexander.

         Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns an aggregate of 21,959,490 shares of Common Stock, constituting 63.4% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

                  - 71,857 shares of Common Stock held outright,

                  - $833,334 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("6% Notes") which, together with accrued interest thereon, are presently convertible into 3,431,436 shares of Common Stock,

                  - $1,111,111 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("2% Notes") which, together with accrued interest thereon, are presently convertible into 4,503,345 shares of Common Stock,

                  - $1,288,889 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("Amended 2% Notes") which, together with accrued interest thereon, are presently convertible into 5,268,788 shares of Common Stock,

                  - $277,778 face amount of the Issuer's 10% Notes due January 2, 2001 ("10% Notes") which are presently convertible into 1,111,112 shares of Common Stock,

                  - Warrants expiring on November 5, 2004 ($.25 strike price) presently exercisable for 111,111 shares of Common Stock ("10% Warrants")

                  - Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 333,334 shares of Common Stock ("6% Warrants"),

                  - Warrants  expiring  on March 31,  2002 ($.25  strike  price)
presently   exercisable   for  555,556  shares  of  Common  Stock  ("Amended  2%
Warrants"),

                  - Warrants expiring on May 15, 2001 ($.25 strike price) presently exercisable for 444,444 shares of Common Stock ("2% Warrants"),

                  - Warrants expiring on October 29, 2001 ($.25 strike price) presently exercisable for 17,391 shares of Common Stock,

                  - Option to purchase from the Issuer for $1,388,890 (i) 10% Warrants exercisable for 555,556 shares of Common Stock, and (ii) 10% Notes convertible into 5,555,560 shares of Common Stock.

         The amount of shares of Common Stock into which Elliott, Westgate, and Martley's convertible notes and warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation"). However, the Ownership Limitation is suspended during any periods when Elliott, Westgate and Martley have the status of "director" or "director by deputization" of the Issuer for purposes of Section 16 under the Securities Exchange Act of 1934, as amended, as is currently the case due to the election of Messrs. Brodsky and Perlman to the Board.

         Together, Westgate and Martley beneficially own an aggregate of 21,959,585 shares of Common Stock, constituting 63.4% of all of the outstanding shares of Common Stock. Westgate and Martley currently hold the following securities of the Issuer:

                  - 71,957 shares of Common Stock held outright,

                  - $833,333 face amount of 6% Notes which, together with accrued interest thereon, are presently convertible into 3,431,432 shares of Common Stock,

                  - $1,111,111 face amount of 2% Notes which, together with accrued interest thereon, are presently convertible into 4,503,345 shares of Common Stock,

                  - $1,288,889 face amount of Amended 2% Notes which, together with accrued interest thereon, are presently convertible into 5,268,788 shares of Common Stock,

                  - $277,778 face amount of 10% Notes which are presently convertible into 1,111,112 shares of Common Stock,

                  - 10% Warrants presently exercisable for 111,111 shares of Common Stock,

                  - 6% Warrants presently exercisable for 333,333 shares of Common Stock,

                  - Amended 2% Warrants presently exercisable for 555,555 shares of Common
Stock,

                  - 2% Warrants presently exercisable for 444,445 shares of Common Stock, and

                  - Warrants expiring on October 29, 2001 ($.25 strike price) presently exercisable for 17,391 shares of Common Stock, and

                  - Option to purchase from the Issuer for $1,388,890 (i) additional 10% Warrants exercisable for 555,556 shares of Common Stock, and (ii) $1,388,890 face amount of 10% Notes convertible into 5,555,560 shares of Common Stock.

         Elliott,  Westgate  and  Martley's  aggregate  beneficial  ownership of
Common  Stock  equals  43,919,075  shares,   comprising  77.7%  of  all  of  the
outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date     Security          Bought (Sold)    commissions)

11/5/99  10% Notes         $277,778(face amt)    *

11/5/99  10% Warrants      111,111          *

11/5/99  Option            $1,388,890(face amt)      *
                           10% Notes, and
                           555,556 10% Warrants

         * Elliott purchased the 10% Notes, 10% Warrants and the Option beneficially owned by it for an aggregate price of $277,778.

         The above transactions were effected by Elliott directly with the Issuer.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                   Approx. Price per
                           Amount of Shs.          Share (excl. of
Date     Security          Bought (Sold)           commissions)

11/5/99  10% Notes         $277,778(face amt)        **

11/5/99  10% Warrants      111,111          **

11/5/99  Option            $1,388,890(face amt)      **
                           10% Notes, and
                           555,556 10% Warrants

         ** Westgate purchased the 10% Notes, 10% Warrants and the Option beneficially owned by it for an aggregate price of $277,778.

         The above transactions were effected by Westgate directly with the Issuer.

         No other transactions were effected by either Elliott or Westgate during the past sixty (60) days.

         The increase in Elliott's and Westgate's beneficial ownership of Common Stock is due to (i) the repricing of the exercise and conversion prices of the Issuer's notes and warrants held by Elliott and Westgate pursuant to the Investment Agreement, (ii) Elliott's and Westgate's purchase of additional notes and warrants under the terms of the Investment Agreement, and (iii) the suspension of the Ownership Limitation due to the election of Mark Brodsky and Samuel Perlman to the Board.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         EXHIBIT B - Letter Agreement among the Issuer, Elliott, Westgate and Alexander dated as of November 5, 1999.

         EXHIBIT C - Security Agreement among the Issuer, Elliott, Westgate and Alexander dated as of November 5, 1999.

         EXHIBIT D - Letter Agreement among the Issuer, Elliott, Westgate and Alexander dated as of November 5, 1999 regarding the modification of covenants.

                                        SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 10, 1999

                  ELLIOTT ASSOCIATES, L.P.


                             By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    General Partner

                  WESTGATE INTERNATIONAL, L.P.

                         By: Martley International, Inc.
                               as attorney-in-fact


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                    President

                  MARTLEY INTERNATIONAL, INC.


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                    President

                                    EXHIBIT B

                                 Elliott Associates, L.P.
                                     712 Fifth Avenue
                                 New York, New York 10019

                               Westgate International, L.P.
                      c/o Stonington Management Corporation
                                     712 Fifth Avenue
                                 New York, New York 10019

                             Alexander Finance, L.P.
                               1560 Sherman Avenue
                            Evanston, Illinois 60201


                                     November 5, 1999

Illinois Superconductor Corporation
451 Kingston Court
Mt. Prospect, Illinois 60056

                  RE:      Additional Investment

Ladies and Gentlemen:

         Reference is made to the Securities Purchase Agreement, dated as of March 31, 1999, by and among you (the "Company"), the undersigned, and State
Farm Mutual Automobile Insurance Company ("State Farm") (the "6% Note Agreement") and the Notes and Warrants issued thereunder, (the "6% Notes" and "6% Warrants," respectively) and the Registration Rights Agreement, dated as of March 31, 1999, by and among the Company, the undersigned and State Farm (the "Registration Rights Agreement").

         1.       Additional Investment.

                  (a) The undersigned, concurrently with the execution and delivery of this Agreement, hereby purchase from the Company: (i) new notes in the aggregate principal amount of $1,000,000, maturing on January 2, 2001 ("New Notes") and bearing interest thereon at the annual rate of 10%, payable in kind in the manner provided in the 6% Notes and (ii) new warrants to purchase until the fifth anniversary of the date hereof, 400,000 shares of the Company's common stock par value $.01 per share ("Common Stock") at an exercise price of $0.25 per share, subject to adjustment as set forth therein (the "New Warrants"). The New Notes shall be convertible into shares of Common Stock at the conversion price of $0.25, subject to adjustment as set forth therein. The amount of New Notes and New Warrants purchased by each of the undersigned, and the Purchase Price payable concurrently with each purchase, is set forth on Schedule I hereto.

                  (b) Except as set forth herein, the New Notes and New Warrants shall contain the same terms as the 6% Notes and 6% Warrants, respectively, as modified by this Agreement. The New Notes and New Warrants are deemed to be outstanding on the date hereof for all purposes. At the request of any of the undersigned, but subject to any prior issuance, transfer, conversion, redemption or exercise by the holders of New Notes and New Warrants, the Company promptly shall issue to such person in physical form the New Notes and New Warrants purchased by such person, which shall be dated as of the date hereof. At the request of any of the undersigned, the Company promptly shall issue to such person in physical form the Notes and Warrants, in each case as defined below (other than the New Notes and New Warrants) held by such person, at the time of such request, reflecting the amendments set forth in this Agreement, but only upon delivery for cancellation to the Company of such Notes and Warrants (or in lieu thereof an affidavit from such person of lost note or warrant containing an agreement reasonably satisfactory to the Company indemnifying the Company from any loss incurred by it in connection with such lost Notes or Warrants).

                  (c)  Notwithstanding   anything  herein  or  in  the  6%  Note
Agreement, the 2% Note Agreement (as defined below), New Notes, 6% Notes, Amended 2% Notes (as defined in the 6% Note Agreement) or the 2% Notes (as defined below) to the contrary, the Company shall be entitled to pay pay-in-kind interest rather than cash interest on such notes through the one year anniversary of the date hereof and thereafter to the extent permitted by the applicable documents. In addition, the Company and the undersigned agree that the market quotation system on which Common Stock is currently quoted shall be deemed "an exchange or quotation system" for purposes of clause (iii) in Section 3(a)(ii) of each of the New Notes, 6% Notes, Amended 2% Notes and 2% Notes.

         2. Security. The Company's obligation to the undersigned under the New Notes, the 6% Notes, the Amended 2% Notes (as defined in the 6% Note Agreement) and the 2% Notes issued pursuant to the securities purchase agreement dated as of May 15, 1998, by and among the Company, the undersigned, State Farm, Spring Point Partners, LP and Spring Point Offshore Fund (the "2% Note Agreement") and not amended pursuant to the 6% Note Agreement (the "2% Notes") and any notes issued pursuant to the option in Section 7 hereof shall be secured by a first lien on all the assets of the Company (except in the case of accounts receivable and inventory, for which a lien junior to the secured party under the Factoring Agreement, dated as of October 6, 1999 by and between the Company and Franklin Capital Corporation, will be issued) pursuant to the terms of a Security Agreement, dated as of the date hereof (the "Security Agreement"), by and among the Company and the undersigned.

         3. Adjustment to Conversion and Exercise Prices. In consideration of the purchase price paid by the undersigned pursuant to Section 1(a) (which the Company and the undersigned agree shall be the sole consideration), (i) the conversion prices of all of the existing 6% Notes, Amended 2% Notes and 2% Notes held by the undersigned are hereby reset to $0.25, subject to further adjustment as set forth therein and (ii) the exercise prices of the 6% Note Warrants, Amended 2% Note Warrants and 2% Note Warrants (as such terms are defined in the 6% Note Agreement) (the "Note Warrants") held by the undersigned are hereby reset to $0.25, subject to further adjustment as set forth therein and (iii) the exercise price of any warrants to purchase Common Stock issued to the undersigned on October 29, 1997 and expiring on October 29, 2001 (the "Series G Warrants" and together with the Note Warrants and the New Warrants, the "Warrants") is hereby reset to $0.25, subject to further adjustment as forth therein.

         4.       Board Designations.

                  (a) Not later than one business day following the closing of the sale and issuance of the New Notes and New Warrants and the amendment of the 6% Notes, Amended 2% Notes, 2% Notes and Note Warrants, pursuant to the terms of the Agreement, the Company shall reconstitute its Board of Directors such that Robert Mitchum will leave the Board and Mark Brodsky, Samuel Perlman and George Calhoun will be added to the Board; provided that if at the time of reconstitution of the Board, there have been additional departures from the Board, if necessary to avoid the obligation to file disclosure documents under Rule 14f-1 under the Exchange Act (as defined below) with respect to the undersigned's designees, the undersigned will appropriately make deletions from its list of designees.

                  (b) Thereafter, for so long as any of the undersigned shall hold any outstanding New Notes, 6% Notes, Amended 2% Notes or 2% Notes, notes issued pursuant to Section 7 hereof (the "Notes"), if (i) one of the aforementioned persons designated to be added to the Company's Board of Directors resigns, dies or becomes incapacitated, and the Company does not within one week fill such vacancy with a person selected or approved by the holders of a majority in principal amount of Notes held by the undersigned; or
(ii) at any time the holders of a majority in principal amount of Notes held by the undersigned indicate to the Company their selections to be members of the Company's Board of Directors (which selections may constitute up to two-thirds of the Board) and the Company shall fail to take such actions (whether by designating the undersigned's selections to vacancies (created through resignations, removals or if necessary by increasing the size of the Board), designating the undersigned's selections as the Company's candidates at the Company's annual meeting, or otherwise) as shall be necessary to place the undersigned's selections on the Board within one week of request; or (iii) the stockholders of the Company shall not have voted in favor of the selections of the undersigned at the next meeting of stockholders at which directors are elected, then a "Business Combination" for purposes of the Notes shall immediately be deemed to have occurred and the undersigned shall have the rights to redeem their Notes pursuant to the terms contained therein in such event. The foregoing clause (ii) is not intended to permit the holders of Notes to designate the size of the Company's Board of Directors, but rather to determine the composition of up to two thirds of the Board. The obligations of the Company under this Section 4(b) are subject to the deferral set forth below, to permit compliance with Rule 14f-1 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Where Rule 14f-1 applies, the Company shall file the required information with the Securities and Exchange Commission (and send such information to stockholders of record) within one week of the request by the undersigned to add a person(s) to the Board and the provision of required information by the undersigned with respect to such person(s); provided that such required information shall be filed with the Securities and Exchange Commission within four weeks of the request by the undersigned if such request for additions to the Board is made between December 20, 1999 and January 31, 2000. In addition, the undersigned's selection of a person to be a member of the Board of Directors is subject to the Board's right to refuse to appoint a person who the Board deems, in its reasonable judgment to be not acceptable and so informs the undersigned within one week of being notified by undersigned of its desire that such person be appointed; provided that it is agreed that certain current employees of Elliott Associates, L.P., the names and biographical information of whom have been supplied to the Board, are acceptable to the Board. The undersigned hereby agree, solely with respect to this provision, to waive the restriction on increasing the size of the Board of Directors referenced to in Section 3.12 the 6% Note Agreement and corresponding provisions relating to the 2% Notes and Amended 2% Notes.

         5. Registration of Additional Securities. The Company hereby agrees that for purposes of the Registration Rights Agreement the shares of Common Stock issuable upon conversion of the New Notes and exercise of the New Warrants and the additional shares of Common Stock issuable due to the resetting of conversion and exercise prices pursuant to Section 3 above, shall be deemed "Registrable Securities"; provided that the Company shall not be obligated thereunder to file a new registration statement, seek listing of the new shares of Common Stock or seek "blue sky" qualifications thereof, until the first year anniversary of this Agreement. Thereafter, the time frames and schedules for remedies set forth in the Registration Right Agreement shall apply. Notwithstanding the foregoing, and without limiting any existing rights under applicable registration rights agreements, the Company agrees to keep effective and, where necessary, amend or supplement, any existing registration statement covering Registrable Securities issued or issuable upon (i) conversion of the Notes of (ii) exercise of the Warrants.

         6. Payment of Legal Fees. Concurrently with the execution of this Agreement, the Company is tendering to the undersigned (which amount is being deducted from the proceeds of the sale of New Notes and New Warrants hereunder) the sum of $52,263.27, constituting the outstanding legal fees and disbursements incurred by the undersigned in connection with (i) the 6% Note Agreement and the transaction contemplated thereunder and (ii) any other matters (other than matters under this Agreement) under which the Company is bound to reimburse the legal fees and expenses of the undersigned. The Company agrees to reimburse the undersigned within 2 business days of presentation of an invoice for all legal fees and disbursements incurred by the undersigned in connection with the negotiation, preparation and execution of this Agreement, the Security Agreement and the transactions contemplated hereunder and thereunder.

         7. Option to make Additional Investments. The undersigned each shall have the right on a pro rata basis, or as otherwise agreed to by the undersigned, at its option, at any time prior to the date nine months after the date hereof, to make additional investments in the Company, up to the undersigned's pro-rata share of an additional aggregate amount of $5 million, on the terms set forth in this Agreement, provided that such terms shall be subject to adjustment after the date hereof pursuant to any adjustment provisions contained in the New Notes and New Warrants. The pro-rata share shall be determined by dividing the undersigned's purchase price hereunder, as set forth on Schedule I, by $1 million. Without limiting the generality of the foregoing, any additional notes and warrants issued in connection with this option shall have the maturity and expiration dates set forth in this Agreement, and shall have the conversion and exercise prices then applicable to the New Notes and New Warrants and upon their issuance, such notes and warrants shall become "Notes" and "Warrants" for purposes of this Agreement.

         8. Representation and Warranties of the Company. The Company hereby restates to the undersigned, as of the date hereof, the representations and warranties set forth in Section 2.1 of the 6% Note Agreement, except as set forth on Schedule II hereto. For purposes of the foregoing restatement of representations, references to the term "Transaction Documents" shall refer to this Agreement, the Security Agreement, the New Notes and the New Warrants. The provision of Section 2.1(j), 2.1(o) and 2.1(r) shall refer to the issuance of the New Notes and New Warrants and the amendment of the Notes and Warrants held by the undersigned. The date in Section 2.1(s) shall be deemed to refer to October 31, 1999. Also set forth on Schedule II is all of the Company's Intellectual Property (as defined in the 6% Note Agreement).

         9. Representation and Warranties of the Undersigned.

                  (a) With respect to their purchase of the New Notes and New Warrants and this Agreement, the undersigned each make the representations set forth in 2.2(a) through (h) as of the date hereof and acknowledge that the provisions of Section 3.1 apply to the New Notes and New Warrants.

                  (b) Elliott Associates, LP hereby represents that it is the holder of at least 25.2% of the 6% Notes, at least 23.4% of the Amended 2% Notes and at least 22.9% of the notes issued under the 2% Note Agreement ("Original 2% Notes); Westgate International, LP hereby represents that it is the holder of at least 25.2% of the 6% Notes, at least 23.4% of the Amended 2% Notes and at least 22.9% of the Original 2% Notes; and Alexander Finance, LP hereby represents that it is the holder of at least 40.40% of the 6% Notes, at least 40.4% of the Amended 2% Notes and at least 38.65% of the Original 2% Notes.

         10. Legal Opinion. Concurrently with the execution and delivery of this Agreement, the Company is causing its outside counsel to deliver a legal opinion, to the undersigned, regarding the authorization, validity and enforceability of this Agreement, the New Notes, New Warrants and Security Agreement and the validity of the lien granted pursuant to the Security Agreement.

         11. Additional Limitations on Conversion and Exercise. The limitations on conversion of the Notes and exercise of the Warrants set forth on Schedule III shall hereafter apply to the Notes and Warrants held by the undersigned. These provisions supersede any prior provisions pertaining to the Notes and Warrants with respect to the percentage ownership of the holders thereof.

         12. Amendment to Charter. At the Company's next annual meeting of stockholders which meeting shall be held prior to June 30, 2000, the Company shall amend its Certificate of Incorporation (the "Charter Amendment") so as to authorize the additional shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants as a result of this Agreement and any further financings effected pursuant to Section 7 hereof. If, until the earlier of the filing of the Charter Amendment or June 30, 2000, the Company is unable to honor conversion notices with respect to Notes of the undersigned because the Company lacks sufficient authorized capital, but provided that the Company has reserved all shares of Common Stock available for such purpose on the date hereof for issuance upon conversion of the Notes and exercise of the Warrants, then the undersigned shall not have the right to redeem their Notes on account of such failure, except that such exception shall not apply in the case of: (i) any right to redeem Notes for any other reason, including, without limitation, a "Business Combination" (as defined in the Notes); or (ii) a tender offer, whether by the Company or a third party, for 5% or more of the outstanding Common Stock. In the event that the Company shall fail to comply with the foregoing covenant to file the Charter Amendment, then the undersigned shall have the right to have their Notes redeemed in the manner provided in the Notes where a conversion notice has not been honored in a timely fashion. Notwithstanding anything to the contrary contained herein or in the Notes and Warrants, unless and until the foregoing Charter Amendment is effected, and except with respect to determining the redemption rights referred to above, the Notes and Warrants shall not represent a right in the aggregate to acquire (including with respect to in-kind interest payments) more than the number of shares of Common Stock equal to the number of shares of Common Stock currently authorized by the Company's Certificate of Incorporation reduced by the sum of the number of shares and options issued and outstanding on the date hereof and the number of shares that the holders of Notes and Warrants already have the right to acquire. Until the Charter Amendment is filed, the shares of Common Stock not issued and outstanding and not reserved for the benefit of persons other than the undersigned shall be allocated among the undersigned on a pro-rata basis in connection with the conversion of Notes and the exercise of Warrants.

         13. Events of Default. With respect to the Notes, the following shall be added to the "Events of Default" thereof: (a) failure by the Company for ten
(10) days after notice to it to comply with any provisions of this Agreement or the Security Agreement; (b) a breach of any representations and warranties made by the Company in this Agreement or the Security Agreement. Without limiting the generality of Section 1(b) hereof, any Event of Default under the Notes other than the New Notes shall be an Event of Default under the New Notes.

         14.      Miscellaneous.

                  (a) In case of any conflict between the terms of this Agreement and the terms of any other document governing the Notes or the Warrants, the terms of this Agreement shall govern.

                  (b) As modified herein, the documents relating to the Notes and Warrants remain in full force and effect.

                  (c) Except  where  inapplicable  or  superseded,  the terms of
Article V of the 6% Note Agreement (Miscellaneous) shall apply mutatis mutandis to this Agreement.

         Please indicate your acceptance and agreement of the terms contained herein by countersigning this Agreement and returning a signed copy to the undersigned.

Sincerely,

ELLIOTT ASSOCIATES, L.P.


By:               /s/


WESTGATE INTERNATIONAL, L.P.
         By:  Martley International, Inc.
                  Attorney-in-Fact


                  By:               /s/

ALEXANDER FINANCE, L.P.



         By:               /s/

AGREED TO AND ACCEPTED

ILLINOIS SUPERCONDUCTOR CORPORATION



By:               /s/

                                   Schedule I

                          Purchase   Credit against  Principal Amount
Purchaser                 Price      Purchase Price  of New Notes    Amount of
                                                      Purchased     New Warrants
                                                                       Purchased

Elliott Associates, L.P.    $277,778   $26,131.64    $277,778        111,111
Westgate International,     $277,778   $26,131.63    $277,778        111,111
L.P.
Alexander Finance, LP       $444,444                 $444,444        177,778

                                       SCHEDULE 13D
Page 33 of 33


                                   Schedule II

                         [to be prepared by the Company]

                                       Schedule III

                          Limitation on Conversion and Exercise.

         (i) Notwithstanding anything to the contrary herein, the Holder may not use its ability to exercise this [Note] [Warrant] if such exercise would result in the total number of shares of Common Stock deemed beneficially owned by the Holder (other than by virtue of the ownership of [this Warrant] [this Note] or ownership of other securities that have limitations on a holder's right to convert or exercise  similar to those  limitations  set forth herein),  together with all shares of Common Stock deemed beneficially owned by the Holder's Affiliates (as defined in applicable purchase agreement) that would be aggregated for purposes of determining a group under Section 13(d) of the Exchange Act, exceeding 9.99% of the total issued and outstanding shares of the Common Stock (the "Restricted Ownership Percentage"); provided that (w) the Holder shall have the right, at any time and from time to time, to reduce the Restricted Ownership Percentage applicable to it immediately upon written notice to the Company, (x) the Holder shall have the right to increase its Restricted Ownership Percentage and otherwise waive in whole or in part the restrictions of this provision upon 61 days' prior notice to the Company and immediately upon written notice to the Company in the event of an occurrence or notice of an intended or pending Business Combination (as defined in the [applicable Note]) or the delivery by the Company of a notice of a redemption of the [applicable Note] and, (y) unless such right is waived by the Holder, the Holder can make subsequent adjustments pursuant to (w) or (x) any number of times (which adjustments shall each be effective upon 61 days' prior written notice or immediately in the event of a reduction in the Restricted Ownership Percentage or in the event of a Business Combination or redemption). The delivery of an exercise notice by the Holder shall be deemed a representation by the Holder that it is in compliance with this paragraph.

         (ii) Each time (a "Covenant Time") the Holder delivers an [Exercise Notice] [Conversion Notice] pursuant to this [Warrant] [Note] to acquire shares of Common Stock (the "Triggering Shares"), the Holder will be deemed to covenant on its own behalf and on behalf of such Holder's Affiliates that it will not, during the balance of the day on which such [Exercise Notice] [Conversion Notice] is delivered, and during the 61-day period beginning immediately after that day, acquire additional shares of Common Stock pursuant to rights-to-acquire existing at that Covenant Time, if the aggregate amount of such additional shares so acquired (without reducing that amount by any dispositions) would exceed (i) the Restricted Ownership Percentage of the number of shares of Common Stock outstanding at that Covenant Time (including the Triggering Shares) minus (ii) the number of shares of Common Stock actually owned by the Holder and the Holder's Affiliates at that Covenant Time (regardless of how or when acquired, and including the Triggering Shares). At each Covenant Time, the Holder shall be deemed to waive any right it would otherwise have to acquire shares of Common Stock to the extent that such acquisition would violate any covenant given by the Holder under this paragraph. The covenant to be given pursuant to this paragraph will be given at every Covenant Time and shall be calculated based upon the circumstances then in effect. The making of a covenant at one Covenant Time shall not terminate or modify any prior covenants. The Holder may therefore from time to time be subject to multiple such covenants, each one having been made at a different Covenant Time, and some possibly being more restrictive than others. The Holder at any time must comply with all such covenants then in effect. Notwithstanding the foregoing, this paragraph (ii) may be waived by Holder upon 61 days' prior written notice to the Company.

         (iii) The foregoing provisions shall only apply during those periods when the Holder shall not have the status of a "director" or "director by deputization" of the Company for purposes of Section 16 under the Exchange Act.

                                    EXHIBIT C

                                    SECURITY AGREEMENT


         Security Agreement, dated as of November 5, 1999, made by and among Illinois Superconductor Corporation, a Delaware Corporation with offices at 451 Kingston Court, Mt. Prospect, Illinois 60056 (the "Company"), Elliott Associates, L.P., a Delaware limited partnership with offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019 ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership with offices c/o Stonington Management Corp., 712 Fifth Avenue, New York, New York 10019 ("Westgate"), and Alexander Finance, LP, an Illinois limited partnership with offices at 1560 Sherman Avenue, Evanston, Illinois 60201 ("Alexander"). Elliott, Westgate and Alexander are sometimes individually referred to as a "Secured Party" or collectively referred to as "Secured Parties."

         NOW THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Secured Parties as follows:

         SECTION 1. Grant of Security Interest. As collateral security for all of the Obligations (as defined in Section 2 hereof), the Company hereby pledges and collaterally assigns to the Secured Parties, and grants to the Secured Parties a continuing security interest in the following (the "Collateral"):

"Collateral" means all assets of the Company, including without limitation all presently existing and hereafter arising (i) accounts, contract rights, and all other forms of obligations owing to the Company from any source ("Accounts");
(ii) all of the Company's books and records, including ledgers, records indicating, summarizing, or evidencing the Company's assets or liabilities, or the Collateral, all information relating to the Company's business operations or financial condition, all computer programs, disc or tape files, printouts, runs or other computer prepared information, and any equipment containing such information (the Company's "Books"); (iii) all of the Company's present and hereafter acquired equipment, wherever located, and all attachments, accessories, accessions, replacements, substitutions, additions and improvements to any of the foregoing, wherever located ("Equipment"); all of the Company's general intangibles and other personal property (including, but not limited to, contract rights, rights arising under common law, statutes or regulations, choses or things in action, goodwill, patents, trade names, trademarks, service marks, copyrights, blueprints, drawings, purchase orders, customer lists, monies due under any royalty or licensing agreements, infringements, claims, computer programs, discs or tapes, deposit accounts, insurance premium rebates, tax refunds, and tax refund claims, as well as all cash collateral that is hypothecated to secure letters of credit or bonding obligations) ("General Intangibles"); all present and future inventory in which the Company has any interest, and all of the Company's present and future raw materials, work in process, finished goods, and packing and shipping material, wherever located, any documents of title representing any of the above ("Inventory"); all of the Company's negotiable collateral, including all of the Company's present and future letters of credit, notes, drafts, instruments, certificated securities (including the shares of stock of any subsidiary), documents, personal property leases (where the Company is the lessor), chattel paper and the Company's books and records relating to any of the foregoing ("Negotiable Collateral"); any money or other assets of the Company which hereafter come into the possession, custody or control of the Company, and the proceeds and products, whether tangible or intangible, of any of the foregoing including proceeds of insurance covering any or all of the Collateral, and any and all Accounts, Equipment, General Intangibles, Inventory, Negotiable Collateral, money, deposit accounts or other tangible or intangible, real or personal, property resulting from the sale, exchange, collection or other disposition of the Collateral, or any portion thereof or interest therein, and the proceeds thereof;

in each case howsoever the Company's interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

         The Secured Parties acknowledge that their security interest in Accounts and Inventory is junior to the lien, to the extent there is overlap, granted to Franklin Capital Corporation (the "Factor") in "accounts" and "inventory" ("Common Collateral"), pursuant to a Factoring Agreement, dated as of October 6, 1999 by and between the Factor and the Company (the "Factoring Agreement"), and further acknowledge that so long as any balances owing to the Factor remain outstanding under the Factoring Agreement, the Secured Parties shall not foreclose on the Common Collateral. The foregoing is subject to the continued perfection of the Factor's lien in the "accounts" and "inventory" under the Factoring Agreement and to the rights of the Secured Parties to pay all outstanding amounts under the Factoring Agreement and to thereupon become subrogated to the rights of the Factor.

         SECTION 2. Security for Obligations. The security interest created hereby in the Collateral constitutes continuing collateral security for the prompt payment by the company, as and when due and payable, of all amounts from time to time owing by it to the Secured Parties under the Securities Purchase Agreements, dated as of May 15, 1998 and March 31, 1999 (the "Purchase Agreements") by and among the Company, the Secured Parties and certain other investors and the additional investment letter agreement, dated the date hereof ("Letter Agreement"), by and among the Company and the Secured Parties, the Registration Rights Agreements dated as of May 15, 1998 and March 31, 1999 by and among the Company, the Secured Parties and certain other investors and the Amendment Agreement relating thereto by and among the Company, Secured Parties and another investor, the Notes (as defined in the Letter Agreement) issued to the Secured Parties and any obligations to the Secured Parties arising out of the option of the Secured Parties to provide additional financing under the terms of the Letter Agreement (the "Obligations").

         SECTION 3. Representation and Warranties. The Company represents and warrants as follows:

         The Company is and will be at all times the owner of the Collateral free and clear of any other lien, security interest or other charge or encumbrance except for Permitted Liens (as defined in the Purchase Agreements).

         SECTION 4. Covenants as to the Collateral. So long as any of the Obligations shall remain outstanding, unless the Secured Parties shall otherwise consent in writing,

         (a) Further Assurances. The Company will at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be reasonably necessary or desirable (i) to perfect and protect the security interest to be created hereby;
(ii) to enable Secured Parties to exercise and enforce their rights and remedies hereunder in respect of the Collateral; or (iii) to otherwise effect the purposes of this Agreement.

         (b) Provisions Concerning the Collateral. The Company will (A) give Secured Parties prompt notice of any change in the Company's name, identity or corporate structure, (B) keep all originals of all documents relating to the Collateral at Company's principal office, and (C) keep adequate records concerning the Collateral and permit representatives of Secured Parties at any time during normal business hours on reasonable notice to inspect such records (provided Secured Parties agree to keep all information inspected strictly confidential).

         (c) Transfer. The Company will not sell, assign, exchange or otherwise dispose of any of the Collateral except in the ordinary course of business.

         (d) If the Company fails to perform any agreement contained herein, Secured Parties may itself perform or cause performance of such agreement or obligation, and the reasonable expenses of Secured Parties incurred in connection therewith shall be payable by the Company pursuant to Section 5(d) hereof.

         SECTION 5. Remedies Upon Default. If any of the Obligations are not paid when due, or if the Company is in default of any of its obligations under this Agreement, the Letter Agreement or the Purchase
Agreements:

         (a) Secured Parties may exercise in respect of the Collateral in addition to other rights and remedies the rights and remedies of a secured party under the Uniform Commercial Code in effect in the state of Illinois (the "Code") and also may (i) require the Company to, and the Company hereby agrees that it will at its expense and upon request of Secured Parties forthwith, assemble all or part of the Collateral as directed by Secured Parties and make it available to Secured Parties at a place to be designated by Secured Parties and (ii) upon ten (10) days' (or such longer period shall be required by law) prior written notice, sell the Collateral or any part thereof, in one or more parcels at public or private sale, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Secured Parties may determine (provided that such terms are commercially reasonable). Secured Parties shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Secured Parties may adjourn any public or private sale from time to time by announcement at the time and placed fixed therefor, and such sale may, without further notices, be made at the time and place to which it was so adjourned.

         (b) Any cash held by Secured Parties as Collateral and all cash proceeds received by Secured Parties in respect of any sale of, collection from, or other realization upon, all or any part of the Collateral may, in the discretion of Secured Parties, be held by Secured Parties as collateral for, and/or then or at any time thereafter applied in whole or in part by Secured Parties against, all or any part of the Obligations in such order as Secured Parties shall elect. Any surplus of such cash or cash proceeds held by Secured Parties and remaining after the payment in full of all of the Obligations shall be paid over to the Company or to such person as may be lawfully entitled to receive such surplus.

         (c) In the event that the proceeds of any such collection or realization are insufficient to pay all amount to which Secured Parties is legally entitled, the Company shall be liable for the deficiency, together with interest thereon at the highest rate specified in the Notes for interest on overdue principal thereof, together with the reasonable costs of collection.

         (d) The Company will upon demand pay to Secured Parties the amount of any and all reasonable costs and expenses, including the reasonable fees and disbursements of Secured Parties' counsel, which Secured Parties may incur in connection with (i) the sale of, collection from, or other realization upon, any Collateral, (ii) the exercise or enforcement of any of the rights of Secured Parties hereunder, or (iii) the failure by the Company to perform or observe any of the provisions hereof.

         SECTION 6. Notices, Etc.. All notices and other communications provided for hereunder shall be in writing and shall be sent by certified mail, return receipt requested or by overnight courier or delivered by hand, to the parties at their respective addresses specified above (or to such other address as shall be designated by a party in a written notice to the other party complying as to delivery with the terms of this Section 6). All such notices and other communications shall be effective upon delivery.

         SECTION 7.        Miscellaneous.

         (a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Company and Secured Parties, and no waiver of any provision of this Agreement shall be effective unless it is in writing and signed by Secured Parties, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         (b) No failure on the part of Secured Parties to exercise, and no delay in exercising, any right hereunder or under any other document relating hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other further exercise thereof or the exercise of any other right. The rights and remedies of Secured Parties provided herein and in the Notes are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.

         (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (d) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the payment in full or release of the Obligations and (ii) be binding on the Company and its successors and assigns and shall inure, together with all rights and remedies hereunder, to the benefit of Secured Parties and their successors, transferee and assigns.

         (e) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity and perfection and the effect of perfection or non-perfection of the security interest created hereby, or remedies hereunder, in respect of any particular Collateral are governed by the law of a jurisdiction other than the State of New York. The parties hereby consent to the exclusive jurisdiction of any New York State or Federal court in New York City in any action or proceeding arising hereunder.

         (f) The actions of the holders of a majority-in-interest of the Obligations shall be deemed the actions of Secured Parties for purposes of giving any notice or enforcing any rights or remedies.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, as of the date first above written.

ILLINOIS SUPERCONDUCTOR CORPORATION


By:               /s/
         Name:
         Title:

ELLIOTT ASSOCIATES, L.P.



By:               /s/
         Name:
         Title:


WESTGATE INTERNATIONAL, L.P.

By: Martley International, Inc.
         Attorney-in-Fact



By:               /s/
         Name:
         Title:



ALEXANDER FINANCE, L.P.



By:               /s/
         Name:
         Title:

                                    EXHIBIT D

                                 Elliott Associates, L.P.
                                     712 Fifth Avenue
                                 New York, New York 10019

                               Westgate International, L.P.
                      c/o Stonington Management Corporation
                                     712 Fifth Avenue
                                 New York, New York 10019

                             Alexander Finance, L.P.
                               1560 Sherman Avenue
                            Evanston, Illinois 60201


                                     November 5, 1999

Illinois Superconductor Corporation
451 Kingston Court
Mt. Prospect, Illinois 60056

                  RE:      Modification of Covenants

Ladies and Gentlemen:

         Reference is made to the Securities Purchase Agreement, dated as of March 31, 1999, by and among you (the "Company"), the undersigned, and State
Farm Mutual Automobile Insurance Company ("State Farm") (the "6% Note Agreement") and the Notes issued thereunder, (the "6% Notes") and the Securities Purchase Agreement, dated as of May 15, 1998, by and among the Company, the undersigned, State Farm, Spring Point Partners, L.P. and Spring Point Offshore Fund (the "2% Note Agreement").

         In consideration of the mutual covenants contained in this Agreement, the Company and the undersigned hereby agree as follows:

         1.       Modification of Covenants.

                  (a) The undersigned, representing 75% or more of the principal amount of the Transaction Notes (as defined in the 6% Note Agreement) and the Company hereby agree that Section 3.22 of the 6% Note Agreement is hereby amended such that all references to the year 2000 set forth therein shall instead refer to the year 2001 and that the definition of "Operating Income" in
Section 3.22(c) shall be modified such that the words "operating income" on the first line thereof shall be amended to "consolidated operating income"; it being understood that such amendment shall apply not only to such provisions in the 6% Note Agreement but also to the cross-references thereof contained in the 6% Notes and Amended 2% Notes (as defined in the 6% Note Agreement); provided, however, that this provision shall become effective only after the undersigned's designees have been appointed to the Board pursuant to Section 4(a) of the New Investment Agreement (as defined below).

                  (b) The undersigned and the Company also agree that Section 3.15(a) of the 6% Note Agreement and Section 3.17(a) of the 2% Note Agreement shall be amended to read as follows:

         "(a) Directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable with respect to, any indebtedness of any kind, other than (i) indebtedness under any "Notes" (as defined in the letter agreement captioned "Additional
         Investment", dated as of the date hereof (the "New Investment Agreement") by and among the Company, Elliott Associates, LP, Westgate International, LP and Alexander Finance, LP (the "New Investors")), including without limitation, the Notes issued on May 15, 1998, to Spring Point Partners, LP and Spring Point Offshore Fund, whether or not such Notes are held by New Investors; and (ii) any indebtedness incurred to the New Investors pursuant to the right to provide additional financing pursuant to an option under the New Investment Agreement; (iii) amounts pursuant to the terms of a Factoring Agreement, dated as of October 6, 1999 by and between the Company and Franklin Capital Corporation (the "Factoring Agreement"), provided that
         (A) the Company will terminate the Factoring Agreement not later than its initial 12 month term, pursuant to Section 11.1.1 thereunder and
         (B) the Company will not hereafter  request any further  advances under
         Section 2.7 of the Factoring Agreement without the prior written consent of New Investors holding a majority in principal amount of the outstanding notes of the Company issued to the New Investors; or (iv) indebtedness to trade creditors in the ordinary course of business."

         2. Business Combination. The undersigned and the Company hereby agree that for purposes of any "Notes" (as defined in the New Investment Agreement), the sale and amendment of securities pursuant to the New Investment Agreement and the provisions regarding directors of the Company thereunder do not constitute a "Business Combination".

         3. Governing Law. This Agreement shall be governed by the internal laws of the State of New York.

         Please indicate your acceptance and agreement of the terms contained herein by countersigning this Agreement and returning a signed copy to the undersigned.

                           Sincerely,

                            ELLIOTT ASSOCIATES, L.P.


                           By:              /S/


                          WESTGATE INTERNATIONAL, L.P.
                         By: Martley International, Inc.
                                            Attorney-in-Fact


                                            By:               /S/

                             ALEXANDER FINANCE, L.P.


                                    By:              /S/

AGREED TO AND ACCEPTED

ILLINOIS SUPERCONDUCTOR CORPORATION



By:                        /S/